EXHIBIT 99.1

RedHill Biopharma Provides Fourth Quarter and Full-Year 2017 Investor Update

Key Highlights:

  Top-line results from the Phase III study with RHB-104 for Crohn’s disease expected in mid-2018

  Top-line results from the confirmatory Phase III study with TALICIA® for H. pylori infection expected in the second half of 2018

  Net revenues of $2 million and gross profit of $1.1 million in the fourth quarter of 2017, up 31% and 84%, respectively, over the previous quarter

  Debt-free balance sheet with $46.2 million at the end of 2017

  Initiation of a pivotal Phase III study with RHB-104 as a potential first-line treatment for nontuberculous mycobacteria (NTM) infections expected in mid-2018

TEL-AVIV, Israel and RALEIGH, N.C., Feb. 22, 2018 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on late clinical-stage development and commercialization of proprietary drugs for gastrointestinal diseases and cancer, today provided an investor update on its fourth quarter and full-year 2017 financial results.

The Company will host a conference call today, February 22, 2018 at 9:00 am EST to review the financial results and business highlights. Dial-in details are included below.

Micha Ben Chorin, RedHill’s CFO, said: “Following a highly productive 2017, we enter 2018 with confidence and are committed to pursue top-line growth with financial discipline, including gradual reduction in cash to be used in operating activities to a quarterly average of approximately $8.5 million during the year. Our cash position was approximately $46 million at the end of 2017 and net revenues in the fourth quarter of 2017 were $2 million, up 31% over the prior quarter. We are looking forward to top-line results from the first Phase III study with RHB-104 for Crohn’s disease, expected in mid-2018, and from the confirmatory Phase III study with TALICIA® for H. pylori infection, expected in the second half of 2018."

Fourth Quarter 2017 Results1

Net Revenues for the fourth quarter of 2017 were $2.0 million, an increase of 31% from the third quarter of 2017. Net Revenues for the fourth quarter of 2016 were $0.1 million. The increase from the fourth quarter of 2016 was due to the initiation of U.S. commercial operations in mid-2017.

Cost of Revenues for the fourth quarter of 2017 was $0.9 million, due to cost of goods sold and royalties relating to commercialization activities. Cost of Revenues for the third quarter of 2017 was $0.9 million. There was no Cost of Revenues for the fourth quarter of 2016.

Gross Profit for the fourth quarter of 2017 was $1.1 million, an increase of 84% from the third quarter of 2017, primarily due to the increase in Net Revenues, as detailed above. Gross Profit for the fourth quarter of 2016 was $0.1 million.

Research and Development Expenses for the fourth quarter of 2017 were $8.3 million, an increase of 2% from the third quarter of 2017. Research and Development Expenses for the fourth quarter of 2016 were $7.5 million. The increase from the fourth quarter of 2016 was mainly due to the ongoing confirmatory Phase III study with TALICIA®2 for H. pylori infection.

Selling, Marketing and Business Development Expenses for the fourth quarter of 2017 were $3.8 million, a decrease of 8% from the third quarter of 2017. The decrease was primarily due to a decrease in marketing material expenses. Selling, Marketing and Business Development Expenses for the fourth quarter of 2016 were $0.4 million. The Company recognized selling and marketing expenses for the first time in 2017 due to the establishment and advancement of the Company’s U.S. commercial operations.

General and Administrative Expenses for the fourth quarter of 2017 were $2.5 million, an increase of 11% from the third quarter of 2017. General and Administrative Expenses for the fourth quarter of 2016 were $1.2 million. The increase from the comparable periods was mainly due to the establishment and advancement of the Company’s U.S. commercial operations.

Operating Loss for the fourth quarter of 2017 was $14.4 million, compared to $9.0 million in the fourth quarter of 2016. The increase was mainly due to the establishment of the Company’s U.S. commercial operations.

Financial Income, net for the fourth quarter of 2017 was $4.0 million, compared to $0.6 million for the fourth quarter of 2016. The increase was mainly due to a fair value gain on derivative financial instruments resulting from a decrease in valuation of non-tradeable warrants, accounted as non-current liabilities.

Net Cash Used in Operating Activities for the fourth quarter of 2017 was $14.2 million, up 39%, compared to $10.2 million in the fourth quarter of 2016. The increase was a direct result of the increase in Operating Loss, as detailed above.

Net Cash Used in Investing Activities for the fourth quarter of 2017 was $9.0 million, compared to Net Cash Provided by Investing Activities of $21.3 million for the fourth quarter of 2016. The change from the comparable period was mainly due to bank deposits.

Net Cash Provided by Financing Activities for the fourth quarter of 2017 was $20.9 million compared to $35.9 million for the fourth quarter of 2016, both resulting from public offerings.

Full-Year 2017 Results3

Net Revenues for 2017 were $4.0 million, compared to $0.1 million for 2016. The increase was due to the initiation of the Company’s U.S. commercial operations in mid-2017.

Cost of Revenues for 2017 was $2.1 million, due to cost of goods sold and royalties relating to commercialization activities. There was no Cost of Revenues for 2016.

Gross Profit for 2017 was $1.9 million, compared to $0.1 million for 2016. The increase was due to the initiation of the Company’s U.S. commercial activities in mid-2017.

Research and Development Expenses for 2017 were $33.0 million, compared to $25.2 million for 2016. The increase was mainly due to the ongoing confirmatory Phase III study with TALICIA® and from the Phase I/II studies with YELIVA®.

Selling, Marketing and Business Development Expenses for 2017 were $12.0 million, compared to $1.6 million for 2016, which was comprised of business development expenses only. The Company recognized selling and marketing expenses for the first time in 2017 due to the establishment and advancement of the Company’s U.S. commercial operations.

General and Administrative Expenses for 2017 were approximately $8.0 million, compared to $3.8 million for 2016. The increase was mainly due to the establishment and advancement of the Company’s U.S. commercial operations in 2017.

Operating Loss for 2017 was $52.0 million, compared to $30.5 million for 2016. The increase was due to an increase in the Company’s research and development activities, as well as the establishment and advancement of the Company’s U.S commercial operations in 2017, as detailed above.

Financial Income, net for 2017 was $6.4 million, compared to $1.2 million for 2016. The increase was mainly related to a fair value gain on derivative financial instruments.

Net Cash Used in Operating Activities for 2017 was $44.8 million, compared to $28.3 million for 2016. The increase was a direct result of the increase in Operating Loss, as detailed above.

Net Cash Used in Investing Activities for 2017 was $18.6 million, compared to Net Cash Provided by Investing Activities of $24.5 million for 2016. The change from the comparable period was mainly due to withdrawal and deposit activities in bank deposits and financial assets at fair value through profit or loss.

Net Cash Provided by Financing Activities for 2017 was $25.7 million, compared to $36.0 million for 2016. For 2017, the Net Cash Provided by Financing Activities was mainly due to the November 2017 underwritten public offering and an exercise of warrants and options in the first quarter of 2017. For 2016, the Net Cash Provided by Financing Activities was mainly due to the December 2016 underwritten public offering and the concurrent registered direct offering.

Cash Balance4 as of December 31, 2017 was $46.2 million, a decrease of $20 million, compared to $66.2 million as of December 31, 2016, and an increase of $6.8 million, compared to $39.4 million as of September 30, 2017. The changes in the Cash Balance resulted mainly from Net Cash Provided by Financing Activities and Net Cash Used in Operating Activities.

Conference Call and Webcast Information:

The Company will host a conference call today, Thursday, February 22, 2018 at 9:00 am EDT to review the financial results and business highlights.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-800-281-7829; International: +1-646-828-8143; and Israel: +972-3-721-9463. The access code for the call is: 2134987.

The conference call will be broadcasted live and will be available for replay on the Company's website, http://ir.redhillbio.com/events, for 30 days. Please access the Company's website at least 15 minutes ahead of the conference call to register, download and install any necessary audio software.

Availability of RedHill Annual Report on Form 20-F Through Its Website

RedHill’s Annual Report on Form 20-F, containing audited financial statements for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on February 22, 2018, is available on its website (http://www.redhillbio.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

Select 2017 R&D highlights:

TALICIA® (RHB-105) - H. pylori infection (confirmatory Phase III) (FDA Fast-Track QIDP status)

In June 2017, RedHill initiated the confirmatory Phase III study with TALICIA® (RHB-105) for H. pylori infection (ERADICATE Hp2 study). To date, approximately 50% of the planned 444 patients have been enrolled in the study. Top-line results are expected in the second half of 2018.

RHB-104 - Crohn’s disease (Phase III)

In November 2017, RedHill completed enrollment of its first Phase III study with RHB-104 for Crohn’s disease (MAP US study). Top-line results are expected in mid-2018.

In October 2017, RedHill announced that it had curtailed the target sample size in the MAP US study from 410 to approximately 331 subjects, while maintaining statistical power of over 80% to detect the expected treatment effect.

In July 2017, RedHill reported, following a second pre-planned meeting by an independent Data and Safety Monitoring Board (DSMB) to assess safety and efficacy data from the MAP US study, that it had received a unanimous recommendation from the DSMB to continue the study as planned.

In March 2017, RedHill initiated an open-label extension Phase III study to the MAP US study (MAP US2 study).

RHB-104 - nontuberculous mycobacteria (NTM) infections (planned pivotal Phase III) (FDA Fast-Track QIDP status)

RedHill plans, subject to further input from the U.S. Food & Drug Administration (FDA), to initiate in mid-2018 a pivotal Phase III study to assess the safety and efficacy of RHB-104 as potential first-line treatment for nontuberculous mycobacteria (NTM) infections caused by mycobacterium avium complex (MAC) infection.

BEKINDA® (RHB-102) 24 mg - acute gastroenteritis and gastritis (Phase III)

In June 2017, RedHill announced positive results from the first Phase III study with BEKINDA® 24 mg for acute gastroenteritis and gastritis (GUARD study). The randomized, double-blind, placebo-controlled study successfully met its primary endpoint of efficacy and BEKINDA® 24 mg was found to be safe and well tolerated in this indication. Top-line results indicated that the study successfully met its primary endpoint in the Intent to Treat (ITT) population (p = 0.04), despite high positive outcome rate in the placebo arm. BEKINDA® 24 mg improved the efficacy outcome by 21%; 65.6% of BEKINDA®-treated patients, as compared to 54.3% of placebo patients (p = 0.04; n=192 in the BEKINDA® group and n=129 in the placebo group). In per-protocol (PP) analysis of patients who met all protocol entry criteria and for which the diagnosis of gastroenteritis was confirmed (n=177 in the BEKINDA® group and n=122 in the placebo group), BEKINDA® 24 mg improved the efficacy outcome by 27%; 69.5% of patients in the BEKINDA® group vs. 54.9% in the placebo group (p = 0.01). RedHill met with the FDA to discuss the study results and the clinical and regulatory path towards potential marketing approval of BEKINDA® 24 mg in the U.S. Following the guidance provided at the meeting, RedHill is currently working with the FDA to design a confirmatory Phase III study to support a potential New Drug Application (NDA) with BEKINDA® 24 mg for acute gastroenteritis and gastritis.

BEKINDA® (RHB-102) 12 mg - IBS-D (Phase II)

In January 2018, RedHill announced positive final results5 from the Phase II study with BEKINDA® 12 mg for the treatment of diarrhea-predominant irritable bowel syndrome (IBS-D). The randomized, double-blind, placebo-controlled Phase II study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency (per FDA guidance definition) by an absolute difference of 20.7% vs. placebo (p-value=0.036). RedHill plans to meet with the FDA in the first half of 2018 to discuss plans for one or two pivotal Phase III studies with BEKINDA® 12 mg for IBS-D to support a potential NDA.

YELIVA® (ABC294640) – cholangiocarcinoma (Phase IIa) (FDA Orphan Drug designation)

In December 2017, RedHill initiated a Phase IIa study with YELIVA® (ABC294640) for the treatment of cholangiocarcinoma (bile duct cancer). The single-arm Phase IIa study is evaluating YELIVA® as a single agent in patients suffering from advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma. The study is planned to enroll up to 39 patients at Mayo Clinic major campuses in Arizona and Minnesota and The University of Texas MD Anderson Cancer Center.

RHB-107 (MESUPRON) - gastrointestinal and other solid tumor cancers (Orphan Drug designation for pancreatic cancer)

In October 2017, RHB-107 (MESUPRON) (INN: upamostat) was granted FDA Orphan Drug designation for the treatment of pancreatic cancer. The Orphan Drug designation allows RedHill to benefit from various incentives to develop RHB-107 for this indication, including a seven-year marketing exclusivity period for the indication, if approved. Following the recent identification of a new mechanism of action for RHB-107, inhibition of trypsin-3, RedHill is currently evaluating potential utilization of RHB-107 in several gastrointestinal indications.

U.S. Commercial Highlights

As part of RedHill’s strategy to set the stage for the potential launch of its proprietary, late-clinical stage gastrointestinal products, if approved by the FDA, the Company established U.S. commercial operations in early 2017. RedHill’s U.S. commercial operations, with offices in Raleigh, NC, include a gastrointestinal-focused sales force of approximately 40 sales representatives.

As part of this initiative, RedHill entered into commercial agreements granting the Company certain rights to promote Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide)6 and Esomeprazole Strontium DR Capsules 49.3 mg7 and to commercialize EnteraGam® (serum-derived bovine immunoglobulin/protein isolate, SBI)8. RedHill launched Donnatal® and EnteraGam® in June 2017, and Esomeprazole Strontium DR Capsules 49.3 mg in September 2017. The Company continues to pursue the acquisition of additional commercial gastrointestinal products in the U.S.

Financial Highlights

In November 2017, RedHill issued in a public offering 4,090,909 American Depositary Shares (ADSs), each representing ten of its ordinary shares, at a price of $5.50 per ADS, raising net proceeds of approximately $21 million.

A cost reduction plan was initiated at the end of 2017 to gradually reduce the average quarterly cash to be used in operating activities in 2018 to approximately $8.5 million.

Expanded Access Program (EAP)

RedHill adopted an Expanded Access Program (EAP), allowing patients with life-threatening diseases potential access to RedHill’s investigational new drugs that have not yet received regulatory marketing approval. Expanded access (sometimes referred to as “compassionate use”) is possible outside RedHill’s clinical trials, under certain eligibility criteria, when a certain investigational new drug is needed to treat life-threatening condition and there is some clinical evidence suggesting that the drug might be effective in that condition. Following the adoption of the program, RedHill continues to receive patient requests to obtain access to investigational drugs. Subject to evaluation of eligibility and all the necessary regulatory and other approvals, RedHill is likely to provide certain patients with an investigational new drug under the EAP. Further information about RedHill’s EAP can be found on the Company’s website at: http://www.redhillbio.com/expandedaccess.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of late clinical-stage, proprietary drugs for the treatment of gastrointestinal diseases and cancer. RedHill commercializes and promotes three gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; Esomeprazole Strontium Delayed-Release Capsules 49.3 mg - a prescription proton pump inhibitor indicated for adults for the treatment of gastroesophageal reflux disease (GERD) and other gastrointestinal conditions; and EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s key clinical-stage development programs include: (i) TALICIA® (RHB-105) for the treatment of Helicobacter pylori infection with an ongoing confirmatory Phase III study and successful results from a first Phase III study; (ii) RHB-104 with an ongoing first Phase III study for Crohn's disease and a planned pivotal Phase III study for nontuberculous mycobacteria (NTM) infections; (iii) BEKINDA® (RHB-102) with positive results from a Phase III study in acute gastroenteritis and gastritis and positive results from a Phase II study in IBS-D; (iv) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase IIa study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vi) RHB-107 (MESUPRON), a Phase II-stage first-in-class, serine protease inhibitor, targeting gastrointestinal and other solid tumor cancers. More information about the Company is available at: www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully promote Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 22, 2018. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 31
	2017	2016
	Audited
CURRENT ASSETS:
Cash and cash equivalents	16,455	53,786
Bank deposits	13,163	55
Financial assets at fair value through profit or loss	16,587	12,313
Trade receivables	1,528	*99
Prepaid expenses and other receivables	3,290	*1,562
Inventory	653	—
	51,676	67,815
NON-CURRENT ASSETS:
Bank deposits	152	137
Fixed assets	230	165
Intangible assets	5,285	6,095
	5,667	6,397
TOTAL ASSETS	57,343	74,212

CURRENT LIABILITIES:
Accounts payable	4,805	*60
Accrued expenses and other current liabilities	6,025	*3,296
Payable in respect of intangible asset purchase	1,000	2,000
	11,830	5,356

NON-CURRENT LIABILITIES:
Derivative financial instruments	448	6,155
TOTAL LIABILITIES	12,278	11,511

COMMITMENTS

EQUITY:
Ordinary shares	575	441
Additional paid-in capital	177,434	150,838
Warrants	—	1,057
Accumulated deficit	(132,944)	(89,635)
TOTAL EQUITY	45,065	62,701

TOTAL LIABILITIES AND EQUITY	57,343	74,212

* Reclassified to conform to the current year presentation.

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. dollars, except per share data)

	Year ended December 31		Three months ended December 31
	2017	2016	2017	2016
	Audited		Unaudited
NET REVENUES	4,007	101	2,001	100
COST OF REVENUE	2,126	—	919	—
GROSS PROFIT	1,881	101	1,082	100
RESEARCH AND DEVELOPMENT EXPENSES, net	32,969	25,241	8,292	7,496
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	12,014	*1,555	3,844	*417
GENERAL AND ADMINISTRATIVE EXPENSES	8,025	*3,848	2,512	*1,179
OTHER EXPENSES	845	—	800	—
OPERATING LOSS	51,972	30,543	14,366	8,992
FINANCIAL INCOME	6,505	1,548	3,966	1,013
FINANCIAL EXPENSES	77	375	13	371
FINANCIAL INCOME, net	(6,428)	(1,173)	(3,953)	642

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	45,544	29,370	10,413	8,350
LOSS PER ORDINARY SHARE (U.S. dollars):
Basic	0.26	0.23	0.05	0.06
Basic	0.26	0.24	0.05	0.07

* Reclassified to conform to the current year presentation.

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of U.S. dollars)

	Year ended December 31,		Three months ended
	2017	2016	2017	2016
OPERATING ACTIVITIES:	Audited		Unaudited

Comprehensive loss	(45,544)	(29,370)	(10,413)	(8,349)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,235	1,679	583	361
Depreciation	81	44	23	12
Write-off of intangible assets	845	—	800	—
Fair value adjustments on derivative financial instruments	(5,687)	(1,152)	(3,859)	(1,022)
Fair value (gains) losses on financial assets at fair value through profit or loss	127	(67)	60	5
Revaluation of bank deposits	(123)	(274)	(15)	(19)
Issuance cost in respect of warrants	—	368	—	368
Exchange differences in respect of cash and cash equivalents	(367)	(39)	(52)	38
	(2,889)	559	(2,460)	(257)
Changes in assets and liability items:
Decrease (increase) in trade receivables and	(1,429)	*99	(129)	*99
Decrease (increase) in prepaid expenses and other receivables	(1,728)	*612	(530)	*270
Increase in inventory	(653)	—	(432)	—
Increase (decrease) in accounts payable	4,745	*(60)	2,923	*(25)
Increase (decrease) in accrued expenses	2,729	*(98)	(3,125)	*(1907)
	3,664	553	(1,293)	(1,563)
Net cash used in operating activities	(44,769)	(28,258)	(14,166)	(10,170)
INVESTING ACTIVITIES:
Purchase of fixed assets	(146)	(85)	(3)	(30)
Purchase of intangible assets	(1,035)	(35)	—	(35)
Change in investment in current bank deposits	(13,000)	36,838	(5,024)	22,170
Purchase of non-current bank deposit	—	—	—	—
Purchase of financial assets at fair value through profit or loss	(21,923)	(12,246)	(6,991)	(790)
Proceeds from sale of financial assets at fair value through profit or loss	17,522	—	2,990	—
Maturity of non-current bank deposits	—	—	—	—
Net cash provided by (used in) investing activities	(18,582)	24,472	(9,028)	21,315
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of expenses	22,216	35,754	20,934	35,754
Exercise of warrants and options into ordinary shares, net of expenses	3,437	263	—	153
Net cash provided by financing activities	25,653	36,017	20,934	35,907
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(37,698)	32,231	(2,260)	47,052
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	367	39	52	(38)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	53,786	21,516	18,663	6,772
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,455	53,786	16,455	53,786
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	469	408	115	223

* Reclassified to conform to the current year presentation.

1 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

2 TALICIA® (RHB-105), BEKINDA® (RHB-102) and YELIVA® (ABC294640) are investigational new drugs, not available for commercial distribution.

3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

4 Including cash and short-term investments (bank deposits and financial assets at fair value).

5 Top-line final results remain subject to the Clinical Study Report (CSR).

6 Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) is a prescription drug, classified as possibly effective as an adjunctive therapy in the treatment of irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis.  For more information, please see the prescribing information: http://www.donnatal.com/wp-content/uploads/2015/02/2015-02-18-Risk-Benefit-information-DTC-REV.-SE.pdf.

7 Esomeprazole Strontium DR Capsules 49.3 mg is a U.S. Food and Drug Administration (FDA)-approved, proprietary, prescription proton pump inhibitor (PPI) indicated for adults for the treatment of gastroesophageal reflux disease (GERD) and other gastrointestinal (GI) conditions. For more information, please see the prescribing information: https://dailymed.nlm.nih.gov/dailymed/fda/fdaDrugXsl.cfm?setid=53240ab5-98e7-4050-b640-e09c1271899a&type=display.

8 EnteraGam® (a serum-derived bovine immunoglobulin/protein isolate, SBI) is a commercially-available medical food, intended for the dietary management of chronic diarrhea and loose stools due to specific intestinal disorders, which must be administered under medical supervision.